

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 11, 2018

Steve Cooper
Chief Executive Officer
One Stop Systems, Inc.
2235 Enterprise Street #110
Escondido, CA 92029

> **Re: One Stop Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2017**
> **File No. 333-222121**

Dear Mr. Cooper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated December 6, 2017.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 2 regarding your reincorporation from a California corporation into a Delaware corporation. Please revise to briefly explain how you accomplished your reincorporation. Also, we note that your registration statement still refers to a pending reincorporation on pages 6, 59, 101, and II-1, and that you still provide California corporation bylaws as your current bylaws as Exhibit 3.3. Revise accordingly.

Risk Factors

We rely on a limited number of parts suppliers to support our manufacturing…, page 15

2.   We note your response to prior comment 4 related to your significant suppliers, Concisys,
        Inc. and Exact Computer. Please revise to describe the nature of your business
        relationships with these suppliers, including a brief description of the materials or parts
        they provide you, whether you have any material purchase obligations or other
        commercial arrangements or understandings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

3.   We note your revised disclosure in response to prior comment 10. For each of the four
        covenants for which you were not in compliance as of June 30, 2017 and December 31,
        2016 and received waivers, please state in quantitative terms the extent to which you
        were not in compliance.

Business

Our Opportunity, page 63

4.   In response to prior comment 11, you state that you generate "substantial revenue" from
        your Custom Built Servers business. Please disclose this in the prospectus and discuss
        the material nature of this business to the company in both quantitative and qualitative
        terms.

Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 2, Acquisition

Ion Software and Services, page F-46

5.   We note your response to prior comment 23. Please explain further how you applied the
        guidance in ASC 805-10-55-4 through 55-9 in determining that the assets and activities
        acquired from Western Digital comprise a business. Also, tell us how the technology
        agreement and services agreement factored into such determination.

6.   Notwithstanding your response to the previous comment, please explain further your accounting for the bargain purchase option. In your response address how you determined the value of the equipment acquired and tell us the depreciation period for such asset. Refer to ASC 805-30-25-3 to 25-4 and ASC 805-30-30-4 through 30-6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services

cc: Dennis J. Doucette, Esq.
        Procopio, Cory, Hargreaves & Savitch LLP